OTS Docket Number 05016

                              PULASKI SAVINGS BANK
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


       FEDERALLY-CHARTERED                                   22-1402632
--------------------------------------------------------------------------------
(State or other jurisdiction of                          (I.R.S. Employer
  incorporation or organization)                          Identification Number)

130 Mountain Avenue, Springfield, New Jersey                    07081
--------------------------------------------------------------------------------
(Address of principal executive offices)                      (Zip Code)

Registrant's telephone number, including area code         973-564-9000
                                                   -----------------------------

      Indicate by check X whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

       (1)  Yes   X    No
               -------    -------
       (2)  Yes   X    No
               -------    -------

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

As of July 31, 1999, 2,108,088 common shares, $.01 par value, were outstanding.

                              PULASKI SAVINGS BANK

                                      INDEX

                                                                                           Page
                                                                                          Number
                                                                                        ------------
PART I                     FINANCIAL INFORMATION

              Item 1.      Financial Statements

                                Statements of Financial Condition as of
                                 June 30, 1999 and December 31, 1998 (Unaudited)                 1


                                Statements of Income for the Six and
                                 Three Months Ended June 30, 1999 and 1998 (Unaudited)           2


                                Statements of Comprehensive Income for the Six and
                                  Three Months Ended June 30, 1999 and 1998 (Unaudited)          3


                                Statements of Cash Flows for the
                                 Six Months Ended June 30, 1999 and 1998 (Unaudited)         4 - 5


                                Notes to Financial Statements                                    6


              Item 2.      Management's Discussion and Analysis of
                             Financial Condition and Results of Operations                  7 - 13


              Item 3.      Quantitative and Qualitative Disclosures
                             About Market Risk                                                  14


PART II                    OTHER INFORMATION

              Item 1.      Legal Proceedings                                                    15
              Item 2.      Changes in Securities and Use of Proceeds                            15
              Item 3.      Defaults Upon Senior Securities                                      15
              Item 4.      Submission of Matters to a Vote of Security Holders                  15
              Item 5.      Other Information                                                    15
              Item 6.      Exhibits and Reports on Form 8-K                                     15

SIGNATURES                                                                                      16

                              PULASKI SAVINGS BANK
                        STATEMENTS OF FINANCIAL CONDITION
                                   (Unaudited)

                                                                                         June 30,           December 31,
Assets                                                                                    1999                 1998
------                                                                                  ----------          ----------
Cash and amounts due from depository institutions                                     $ 2,465,289          $ 2,336,949
Interest-bearing deposits in other banks                                                  751,586            2,377,613
Federal funds sold                                                                      6,450,000           18,650,000
                                                                                        ----------          ----------

     Cash and cash equivalents                                                          9,666,875           23,364,562

Term deposits                                                                             197,000              197,000
Trading account securities                                                              2,237,500             -
Securities available for sale                                                           5,774,730            5,642,498
Investment securities held to maturity                                                  6,946,679            6,946,353
Mortgage-backed securities held to maturity                                            54,526,294           55,728,490
Loans receivable                                                                      115,545,091          100,894,180
Real estate owned                                                                          49,822              130,626
Premises and equipment                                                                  4,051,811            3,862,532
Federal Home Loan Bank of New York stock                                                1,446,200            1,446,200
Accrued interest receivable                                                             1,032,246              971,566
Other assets                                                                              761,430              607,896
                                                                                          --------             -------

     Total assets                                                                   $ 202,235,678        $ 199,791,903
                                                                                    ==============       =============
Liabilities and stockholders' equity
------------------------------------

Liabilities
-----------

Deposits                                                                            $ 177,256,264        $ 174,808,024
Borrowed money                                                                            366,526              454,805
Advance payments by borrowers for taxes                                                   836,826              773,361
Other liabilities                                                                         582,894              950,124
                                                                                          --------             -------

     Total liabilities                                                                179,042,510          176,986,314
                                                                                      ------------         -----------
Stockholders' equity
--------------------

Preferred stock; $.01 par value, 5,000,000 shares
  authorized; issued and outstanding - none                                              -                           -
Common stock; $.01 par value, 10,000,000 shares
  authorized; issued and outstanding 2,108,088 shares                                      21,081               21,081
Paid-in-capital                                                                         9,850,183            9,854,730
Retained earnings - substantially restricted                                           14,249,231           14,029,016
Unearned Incentive Plan Award shares                                                     (504,878)            (581,054)
Unearned Employee Stock Ownership Plan ("ESOP") shares                                   (388,529)            (495,144)
Accumulated other comprehensive income - Unrealized (loss) on
  securities available for sale, net                                                      (33,920)             (23,040)
                                                                                          --------             --------

     Total stockholders' equity                                                        23,193,168           22,805,589
                                                                                       -----------          ----------

     Total liabilities and stockholders' equity                                     $ 202,235,678        $ 199,791,903
                                                                                    ==============       =============

See notes to financial statements.

                              PULASKI SAVINGS BANK
                              STATEMENTS OF INCOME
                              --------------------
                                   (Unaudited)

                                                                    Six Months Ended                Three Months Ended
                                                                        June 30,                         June 30,
                                                              ------------------------------   ------------------------------
                                                                  1999            1998             1999            1998
                                                              --------------  --------------   --------------  --------------
Interest income:
      Loans                                                     $ 4,247,712     $ 4,267,103      $ 2,187,222     $ 2,133,686
      Mortgage-backed securities held to maturity                 1,705,914       1,638,207          842,008         832,973
      Investment securities held to maturity                        187,545         296,367           96,615         134,768
      Securities available for sale                                 149,232         153,954           74,992          76,790
      Other interest-earning assets                                 383,272         369,625          153,075         209,935
                                                                    --------        --------         --------        -------

           Total interest income                                  6,673,675       6,725,256        3,353,912       3,388,152
                                                                  ----------      ----------       ----------      ---------

Interest expense:
      Deposits                                                    3,808,125       3,731,532        1,897,182       1,901,000
      Borrowed money                                                 17,948         136,054            8,563          43,739
                                                                     -------        --------           ------         ------

                                                                  3,826,073       3,867,586        1,905,745       1,944,739
                                                                  ----------      ----------       ----------      ---------

Net Interest Income                                               2,847,602       2,857,670        1,448,167       1,443,413
Provision for Loan Losses                                            61,000          63,000           36,000          29,000
                                                                     -------         -------          -------         ------
Net intrest income after
provision for loan losses                                         2,786,602       2,794,670        1,412,167       1,414,413
                                                                  ----------      ----------       ----------      ---------
Non-interest income:
      Fees and service charges                                       72,235          75,682           36,026          41,297
      Trading account income (loss)                                   3,548          55,628          (23,021)         28,003
      Gain on real estate owned                                       1,180         -                -               -
      Miscellaneous                                                   9,338           9,339            5,019           5,008
                                                                      ------          ------           ------          -----

           Total non-interest income                                 86,301         140,649           18,024          74,308
                                                                     -------        --------          -------         ------

(continued)                   PULASKI SAVINGS BANK
                              STATEMENTS OF INCOME
                              --------------------
                                   (Unaudited)

                                                                    Six Months Ended                Three Months Ended
                                                                        June 30,                         June 30,
                                                              ------------------------------   ------------------------------
                                                                  1999            1998             1999            1998
                                                              --------------  --------------   --------------  --------------

Non-interest expenses:
      Salaries and employee benefits                              1,276,728       1,243,917          638,350         640,237
      Occupancy expense of premises                                 194,407         142,671          102,019          70,196
      Equipment                                                     186,568         336,991           96,690         264,084
      Loss on real estate owned                                     -                 3,235          -                 1,582
      Advertising                                                    56,985           4,390           51,535           2,626
      Federal insurance premium                                      50,709          47,228           25,466          23,695
      Miscellaneous                                                 468,828         409,988          238,215         215,045
                                                                    --------        --------         --------        -------

           Total non-interest expenses                            2,234,225       2,188,420        1,152,275       1,217,465
                                                                  ----------      ----------       ----------      ---------

Income before income taxes                                          638,678         746,899          277,916         271,256
Income taxes                                                        267,293         294,340          105,000         109,000
                                                                   --------        --------         --------        -------

Net income                                                         $ 371,385      $ 452,559        $ 172,916       $ 162,256
                                                                   =========      =========        ==========      =========
Net income per common share:
      Basic/diluted                                                   $ 0.18         $ 0.22           $ 0.08          $ 0.08
                                                                      ======         ======           =======         ======
Weighted average number of
common shares outstanding:
      Basic/diluted                                                2,037,216      2,012,381        2,041,382       2,015,238
                                                                   =========      =========        ==========      =========

See notes to financial statements.

                                               PULASKI SAVINGS BANK
                                        STATEMENTS OF COMPREHENSIVE INCOME
                                        ----------------------------------
                                                    (Unaudited)

                                                            Six Months Ended                Three Months Ended
                                                                June 30,                         June 30,
                                                      ------------------------------   ------------------------------
                                                          1999            1998             1999            1998
                                                      --------------  --------------   --------------  --------------
      Net income                                          $ 371,385       $ 452,559        $ 172,916       $ 162,256
      Other comprehensive income-unrealized
       holding (losses) on securities available
       for sale, net of income taxes                        (10,880)        (13,360)         (10,880)        (10,240)
                                                            --------        --------         --------        --------

      Comprehensive income                                $ 360,505       $ 439,199        $ 162,036       $ 152,016
                                                          ==========      ==========       ==========      =========

See notes to financial statements.

                              PULASKI SAVINGS BANK
                            STATEMENTS OF CASH FLOWS
                            ------------------------
                                   (Unaudited)

                                                                                                    Six Months Ended
                                                                                                        June 30,
                                                                                        -----------------------------------------
                                                                                              1999                   1998
                                                                                        ------------------     ------------------
 Cash flows from operating activities:
      Net income                                                                                $ 371,385              $ 452,559
      Adjustments to reconcile net income to
        net cash (used in) provided by operating activities:
         Depreciation and amortization of premises and equipment                                  129,428                 93,519
         Amortization of premiums and accretion of discounts, net                                  34,849                  4,057
         Accretion of deferred loan fees                                                         (127,695)              (241,147)
         Provision for loan losses                                                                 61,000                 63,000
         Purchase of trading account securities                                                (6,523,624)           (11,667,596)
         Proceeds from sales of trading account securities                                      4,289,672             11,723,224
         Realized gains on sale of trading account securities                                     (41,011)               (55,628)
         Unrealized loss of trading account securities                                             37,463                   -
         Gain on sale of real estate owned                                                         (3,226)                  -
         (Increase) in accrued interest receivable                                                (60,680)               (15,428)
         (Increase) in other assets                                                              (147,414)              (222,832)
         (Decrease) increase in accrued interest payable on deposits                              (70,395)                24,586
         (Decrease) increase in other liabilities                                                (367,230)               171,282
         ESOP shares committed to be released                                                     102,067                141,560
         Amortization of cost of stock contributed to Incentive Plan                               76,176                 76,176
                                                                                                   -------                ------

             Net cash (used in) provided by operating activities                               (2,239,235)               547,332
                                                                                               -----------               -------

 Cash flows from investing activities:
      Purchase of securities available for sale                                                  (149,232)              (153,954)
      Proceeds from maturities of investment securities held to maturity                        1,000,000              5,000,000
      Proceeds from call of investment securities held to maturity                              2,000,000                   -
      Purchase of investment securities held to maturity                                       (3,000,000)            (2,000,000)
      Purchases of mortgage-backed securities held to maturity                                (12,197,102)           (15,793,758)
      Principal repayments on mortgage backed securities held to maturity                      13,364,123             10,724,272
      Purchase of loans                                                                        (4,781,228)               (61,000)
      Net (increase) decrease in loan receivable                                               (9,842,807)             2,854,205
      Capitalized cost on real estate owned                                                       (10,003)                  -
      Proceeds from sale of real estate owned                                                     133,852                   -
      Additions to premises and equipment                                                        (318,707)              (305,310)
                                                                                                 ---------     ---------------------

(continued)
                              PULASKI SAVINGS BANK
                            STATEMENTS OF CASH FLOWS
                            ------------------------
                                   (Unaudited)

                                                                                                    Six Months Ended
                                                                                                        June 30,
                                                                                        -----------------------------------------
                                                                                              1999                   1998
                                                                                        ------------------     ------------------
             Net cash (used in) provided by investing activities                              (13,801,104)               264,455
                                                                                              ------------               -------

 Cash flows from financing activities:
      Net increase in deposits                                                                  2,518,635             10,461,008
      Net change in borrowed money                                                                (88,279)            (5,093,316)
      Net increase (decrease) in advance
        payments by borrowers for taxes                                                            63,465                (36,764)
      Cash dividends paid                                                                        (151,169)              (139,003)
                                                                                                 ---------              ---------

             Net cash provided by financing activities                                          2,342,652              5,191,925
                                                                                                ----------             ---------

 Net (decrease) increase in cash and cash equivalents                                         (13,697,687)             6,003,712
 Cash and cash equivalents - beginning                                                         23,364,562              6,429,709
                                                                                               -----------             ---------

 Cash and cash equivalents - ending                                                           $ 9,666,875           $ 12,433,421
                                                                                              ============          ============

                                               PULASKI SAVINGS BANK
                                             STATEMENTS OF CASH FLOWS
                                             ------------------------
                                                    (Unaudited)

                                                                                                    Six Months Ended
                                                                                                        June 30,
                                                                                        -----------------------------------------
                                                                                              1999                   1998
                                                                                        ------------------     ------------------
 Supplemental  disclosure of cash flow  information:
      Cash paid, net of refunds, during the period for:
         Income taxes                                                                           $ 227,588              $ 406,740
         Interest                                                                               3,896,468              3,891,611

 Supplemental schedule of noncash investing activities:
      Change in unrealized loss on securities
       available for sale, net of income taxes                                                    (10,880)               (13,360)

      Transfer of loans receivable to real estate owned                                            39,819              -

See notes to financial statements.

                              PULASKI SAVINGS BANK
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

1.  BASIS OF PRESENTATION
-------------------------

The accompanying unaudited financial statements were prepared in accordance with instructions for Form 10-Q and Regulation S-X and do not include information or footnotes necessary for a complete presentation of financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles. However, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial statements have been included. The results of operations for the three months and six months ended June 30, 1999, are not necessarily indicative of the results which may be expected for the entire fiscal year.



2.   NET INCOME PER COMMON SHARE
--------------------------------

Basic net income per common share is based on the weighted average number of common shares actually outstanding, adjusted for unearned shares of the ESOP and the Incentive Plan. Diluted net income per share is calculated by adjusting the weighted average number of shares of common stock outstanding to include the effect of potential common shares. Potential common shares related to unearned incentive plan awards, unearned ESOP shares and stock options were not dilutive during the three months and six months ended June 30, 1999 and 1998.



3.   FORMATION OF STOCK HOLDING COMPANY
---------------------------------------

The Agreement and Plan of Reorganization was unanimously adopted by the Board of Directors on January 28, 1999 ("Plan of Reorganization"). Under the Plan of Reorganization which was completed on July 12, 1999, the Bank became a wholly owned subsidiary of Pulaski Bancorp, Inc. (the "Stock Holding Company"), a federally-chartered stock holding company, a majority of the Common Stock of which is now owned by the Mutual Holding Company, the Bank's current mutual holding company. In the Reorganization, each outstanding share of Bank common stock was converted into one share of Stock Holding Company common stock and the holders of Bank common stock became the holders of all of the outstanding shares of Stock Holding Company common stock. Accordingly, as a result of the Reorganization, the Bank's minority stockholders, became minority stockholders of the Stock Holding Company and the Bank's majority stockholder, the Mutual Holding Company, became the majority stockholder of the Stock Holding Company.

After the Reorganization, the Bank will continue its existing business and operations as a wholly owned subsidiary of the Stock Holding Company and the consolidated capitalization, assets, liabilities, income and financial statements, and management of the Stock Holding Company immediately following the Reorganization will be substantially the same as those of the Bank immediately prior to consummation of the Reorganization. The Charter and Bylaws of the Bank will continue in effect, and will not be affected in any manner by the Reorganization. The name "Pulaski Savings Bank" will continue to be utilized by the Bank. The corporate existence of the Bank will continue unaffected and unimpaired by the Reorganization except that all of its outstanding stock is now owned by the Stock Holding Company.

                              PULASKI SAVINGS BANK
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  ---------------------------------------------

Discussion of Forward-Looking Statements

When used or incorporated by reference in disclosure documents, the works "anticipate", "estimate", "expect", "project", "target", "goal" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected or projected. These forward-looking statements speak only as of the date of the document. The Bank expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein to reflect any change in the Bank's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.


Comparison of Financial Condition at June 30, 1999 and December 31, 1998

The Bank's assets at June 30, 1999 totalled $202.2 million, which represents an increase of $2.4 million or 1.2% as compared with $199.8 million at December 31, 1998.

Cash and cash equivalents decreased $13.7 million or 58.6% to $9.7 million at June 30, 1999 from $23.4 million at December 31, 1998, primarily reflecting a $12.2 million decrease in federal funds sold. The decrease was used to fund loan originations and purchases.

Term deposits at June 30, 1999 and December 31, 1998 remained the same at $197,000. Trading account securities of June 30, 1999 amounted to $2.2 million. The Bank did not have trading account securities at December 31, 1998. Securities available for sale at June 30, 1999 increased $133,000 or 2.4% to $5.8 million when compared with $5.6 million at December 31, 1998, which resulted from purchases of securities available for sale. Investment securities held to maturity at June 30, 1999 and December 31, 1998 totalled $6.9 million. During the six months ended June 30, 1999, proceeds from calls and maturities of investment securities held to maturity totalled $3.0 million, offset by purchases of $3.0 million.

Mortgage-backed securities held to maturity decreased $1.2 million or 2.2% to $54.5 million at June 30, 1999 when compared to $55.7 million at December 31, 1998. The decrease during the six months ended June 30, 1999 resulted primarily from repayments on mortgage-backed securities of $13.4 million offset partially by purchases of mortgage-backed securities of $12.2 million.

Net loans increased $14.6 million or 14.5% to $115.5 million at June 30, 1999 as compared to $100.9 million at December 31, 1998. The increase during the six months ended June 30, 1999, resulted primarily from loan originations and purchases exceeding loan principal repayments.

Deposits at June 30, 1999 increased $2.5 million to $177.3 million when compared with $174.8 million at December 31, 1998.

At June 30, 1999 and December 31, 1998, borrowed money amounted to $367,000 and $455,000, respectively.

Stockholders' equity totalled $23.2 million and $22.8 million at June 30, 1999 and December 31, 1998, respectively.

                              PULASKI SAVINGS BANK
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  ---------------------------------------------

Comparison  of  Operating  Results for the Three  Months Ended June 30, 1999 and
1998

Net income increased $11,000 or 6.8% to $173,000 for the three months ended June 30, 1999 compared with $162,000 for the same 1998 period. The increase in net income during the 1999 period resulted from decreases in total interest expense, non-interest expenses and income taxes which were partially offset by decreases in total interest income and non-interest income combined with an increase in provision for loan losses.

Interest income on loans increased by $53,000 or 2.5% to $2.19 million during the three months ended June 30, 1999 when compared with $2.13 million during the same 1998 period. The increase during the 1999 period resulted from an increase of $10.8 million in the average balance of loans outstanding sufficient to offset a decrease of 64 basis points in the yield earned on the loan portfolio. Interest on mortgage-backed securities increased $9,000 or 1.1% to $842,000 during the three months ended June 30, 1999 when compared with $833,000 for the same 1998 period. The increase during the 1999 period resulted from an increase in the average balance of mortgage-backed securities outstanding of $3.4 million, which was sufficient to offset a decrease of 31 basis points in the yield earned thereon. Interest earned on investment securities, including available for sale and held to maturity issues, decreased $40,000 or 18.9% to $172,000 during the three months ended June 30, 1999 when compared with $212,000 for the same 1998 period. The decrease during the 1999 period resulted from a decrease of $3.0 million in the average balance of investment securities outstanding which more than offset an increase of 12 basis points in the yield earned on such securities. Interest earned on other interest-earning assets, which includes trading account securities decreased by $57,000 or 27.1% to $153,000 during the three months ended June 30, 1999 when compared with $210,000 for the same 1998 period. The decrease during the 1999 period resulted from a decrease of $2.6 million in the average balance of other interest-earning assets outstanding accompanied by a decrease of 66 basis points in the yield earned thereon.

Interest expense on deposits decreased $4,000 or 0.2% to $1.897 million during the three months ended June 30, 1999 when compared to $1.901 million during the same 1998 period. Such decrease during the 1999 period was attributable to a decrease of 35 basis points in cost of interest-bearing deposits which was sufficient to offset an increase of $12.4 million in the average balance of interest-bearing deposits outstanding. Interest on borrowed money amounted to $9,000 and $44,000 during the three months ended June 30, 1999 and 1998, respectively. The decrease during the 1999 period resulted primarily from a decrease of $2.7 million or 87.0%, in the average balance of borrowed money.

Net interest income increased $5,000 or 0.3% to $1.448 million during the three months ended June 30, 1999 when compared with $1.443 million during the same 1998 period. Such increase was due to a decrease in total interest expense of $39,000, which was sufficient to offset a decrease in total interest income of $34,000. The Bank's net interest rate spread decreased to 2.54% in 1999 from 2.58% in 1998. The decrease in the interest rate spread in 1999 resulted from a decrease of 40 basis points in the yield earned on interest-earning assets, which was more than sufficient to offset a 36 basis point decrease in the cost of interest-bearing liabilities.

During the three months ended June 30, 1999 and 1998, the Bank provided $36,000 and $29,000, respectively, for loan losses. The allowance for loan losses is based on management's evaluation of the risks inherent in the loan portfolio and gives due consideration to changes in general market conditions and in the nature and volume of the Bank's loan activity. The Bank intends to continue to provide for loan losses based on its periodic review of the loan portfolio and general market conditions.

                              PULASKI SAVINGS BANK
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  ---------------------------------------------

Comparison of Operating Results for the Three Months Ended June 30, 1999 and 1998 (Cont'd.)

Management believes that, based on information currently available, the allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time. However, no assurance can be given that the level of the allowance for loan losses will be sufficient to cover future possible loan losses incurred by the Bank or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses. Management may in the future increase the level of the allowance for loan losses as a percentage of total loans and non-performing loans in the event it increases the level of commercial real estate, multifamily, or consumer lending as a percentage of its total loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Bank to provide additions to the allowance based upon judgments different from management. At June 30, 1999 and 1998, the Bank's non-performing loans, which were delinquent ninety days or more, totalled $635,000 or .31% of total assets and $1.1 million or .59% of total assets, respectively. At June 30, 1999 and 1998, all non-performing loans were on non-accrual status.

Non-interest income decreased by $56,000 or 75.7% to $18,000 during the three months ended June 30, 1999 when compared to $74,000 during the same 1998 period. The decrease during the 1999 period resulted from decreases in fees and service charges of $5,000 and in trading account income of $51,000. During the three months ended June 30, 1999, the Bank purchased trading account securities of $1.8 million and did not sell any securities, however, unrealized loss on trading account securities amounted to $23,000.

Non-interest expenses decreased by $65,000, or 5.3%, to $1.15 million during the three months ended June 30, 1999 when compared with $1.22 million during the same 1998 period. During the 1999 period, increases in occupancy, advertising, federal insurance premium and miscellaneous expenses of $32,000, $49,000, $2,000, and $23,000, respectively, which were partially offset by decreases in salaries and employee benefits, equipment and loss on real estate owned of $2,000, $167,000 and $2,000, respectively, when compared with the same 1998 period. The increase in occupancy expense is largely the result of the opening of a new branch location during the first quarter of 1999. Equipment expenses during the 1998 period included the cost incurred in connection with the change in the Bank's outside computer service center.

Income taxes totalled $105,000 and $109,000 during the three months ended June 30, 1999 and 1998, respectively.

Comparison of Operating Results for the Six Months Ended June 30, 1999 and 1998

Net income decreased $82,000 or 18.1% to $371,000 for the six months ended June 30, 1999 compared with $453,000 for the same 1998 period. The decrease in net income during the 1999 period resulted from decreases in total interest income and non-interest income combined with an increase in non-interest expenses, which were partially offset by decreases in total interest expense, provision for loan losses and income taxes.

Interest income on loans decreased by $19,000 or 0.5% to $4.248 million during the six months ended June 30, 1999 when compared with $4.267 million during the same 1998 period. The decrease during the 1999 period resulted from a decrease of 55 basis points in the yield earned on the loan portfolio,

                              PULASKI SAVINGS BANK
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  ---------------------------------------------

Comparison of Operating Results for the Six Months Ended June 30, 1999 and 1998 (Cont'd.)

sufficient to offset an increase of $6.5 million in the average balance of loans outstanding. Interest on mortgage-backed securities increased $68,000 or 4.2% to $1.7 million during the six months ended June 30, 1999 when compared with $1.6 million for the same 1998 period. The increase during the 1999 period resulted from an increase in the average balance of mortgage-backed securities outstanding of $5.2 million, which was sufficient to offset a decrease of 34 basis points in the yield earned thereon. Interest earned on investment securities, including available for sale and held to maturity issues, decreased $113,000 or 25.1% to $337,000 during the six months ended June 30, 1999 when compared with $450,000 for the same 1998 period. The decrease during the 1999 period resulted from a 31 basis point decrease in the yield earned on such securities, accompanied by a decrease of $3.2 million in the average balance of investment securities outstanding. Interest earned on other interest-earning assets, which includes trading account securities, increased by $13,000 or 3.5% to $383,000 during the six months ended June 30, 1999 when compared with $370,000 for the same 1998 period. The increase during the 1999 period resulted from an increase of $1.8 million in the average balance of other interest-earning assets outstanding, which more than offset a decrease of 46 basis points in the yield earned thereon.

Interest expense on deposits increased $76,000 or 2.0% to $3.8 million during the six months ended June 30, 1999 when compared to $3.7 million during the same 1998 period. Such increase during the 1999 period was attributable to an increase of $14.7 million in the average balance of interest-bearing deposits outstanding, which was sufficient to offset a decrease of 31 basis points in the cost of interest-bearing deposits. Interest on borrowed money amounted to $18,000 and $136,000 during the six months ended June 30, 1999 and 1998, respectively. The decrease during the 1999 period resulted primarily from a decrease of $3.7 million or 89.9%, in the average balance of borrowed money.

Net interest income decreased $10,000 or 0.3% to $2.848 million during the six months ended June 30, 1999 when compared with $2.858 million during the same 1998 period. Such decrease was due to a decrease in total interest income of $52,000, which was sufficient to offset a decrease in total interest expense of $42,000. The Bank's net interest rate spread decreased to 2.50% in 1999 from 2.60% in 1998. The decrease in the interest rate spread in 1999 resulted from a decrease of 45 basis points in the yield earned on interest-earning assets, which was more than sufficient to offset a 35 basis point decrease in the cost of interest-bearing liabilities.

During the six months ended June 30, 1999 and 1998, the Bank provided $61,000 and $63,000, respectively, for loan losses.

Non-interest income decreased by $55,000 or 39.0% to $86,000 during the six months ended June 30, 1999 when compared to $141,000 during the same 1998 period. The decrease during the 1999 period resulted from decreases in fees and service charges of $4,000 and trading account income of $52,000 sufficient to offset an increase of $1,000 in gain as real estate owned. During the six months ended June 30, 1998, the Bank purchased and sold securities of $11.7 million resulting in income of $56,000 from such trading. During the six months ended June 30, 1999, the Bank purchased $6.5 million and sold $4.3 million in trading securities, resulting in a realized gains of $41,000, and recorded unrealized losses on trading account securities of $37,000.

Non-interest expenses increased by $46,000, or 2.1%, to $2.23 million during the six months ended June 30, 1999 when compared with $2.19 million during the same 1998 period. During the 1999 period, increases in salaries and employee benefits, occupancy, advertising, federal insurance premium and

                              PULASKI SAVINGS BANK
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  ---------------------------------------------

Comparison of Operating Results for the Six Months Ended June 30, 1999 and 1998 (Cont'd.)

miscellaneous  expenses of  $33,000,  $51,000,  $53,000,  $3,000,  and  $59,000,
respectively, which were partially offset by decreases in equipment and loss on real estate owned of $150,000 and $3,000, respectively, when compared with the same 1998 period. The increase in occupancy expense is largely the result of the opening of a new branch location during the first quarter of 1999. Equipment expenses during the 1998 period included the cost incurred in connection with the change of the Bank's outside computer service center.


Liquidity and Capital Resources

The Bank is required to maintain minimum levels of liquid assets as defined by the Office of Thrift Supervision (the "OTS") regulations. The requirement, which the OTS may vary from time to time, depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 4.0%. The Bank's liquidity averaged 39.5% during the month of June 1999. The Bank adjusts its liquidity levels in order to meet funding needs for deposit outflows, payment of real estate taxes from escrow accounts on mortgage loans, repayment of borrowings, when applicable, and loan funding commitments. The Bank also adjusts its liquidity level as appropriate to meet its asset/liability objectives.

The Bank's primary sources of funds are deposits, amortization and prepayments of loans and mortgage-backed securities principal, maturities of investment securities and funds provided by operations. While scheduled loan and mortgage-backed securities amortization and maturing term deposits and investment securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by market interest rates, economic conditions and competition. The levels of these assets are dependent on the Bank's operating, financing, lending and investing activities during any given period. At June 30, 1999, interest-bearing deposits, term deposits, federal funds sold and securities available for sale totalled $13.2 million. The Bank has other sources of liquidity if a need for additional funds arises, including advances from the FHLB. At June 30, 1999, borrowed money amounted to $367,000.

During the six months ended June 30, 1999 and 1998, cash dividends paid on common stock amounted to $151,000 and $139,000, respectively. The mutual holding company waived its right to receive dividends. If the mutual holding company had not waived its right to receive dividends, the amount of such dividends, during the three and six months ended June 30, 1999, would have been increased by $89,000 and $178,000, respectively.

The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. At June 30, 1999, the Bank had outstanding commitments to fund, originate and purchase loans of $31.4 million. Certificates of deposit scheduled to mature in one year or less at June 30, 1999, totalled $98.6 million. Management believes that, based upon its experience and the Bank's deposit flow history, a significant portion of such deposits will remain with the Bank.

                              PULASKI SAVINGS BANK
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  ---------------------------------------------

Liquidity and Capital Resources (Cont'd.)

Under OTS regulations, three separate measurements of capital adequacy (the "Capital Rule") are required. The Capital Rule requires each savings institution to maintain tangible capital equal to at least 1.5% and core capital equal to at least 4.0% of its total adjusted assets. The Capital Rule further requires each savings institution to maintain total capital equal to at least 8.0% of its risk-weighted assets. The following table sets forth the Bank's capital position at June 30, 1999 as compared to the minimum regulatory capital requirements:

                                                                                                                To Be Well
                                                                                                             Capitalized Under
                                                                              Minimum Capital                Prompt Corrective
                                                  Actual                       Requirements                 Actions Provisions
                                       -----------------------------    ----------------------------    ----------------------------
                                          Amount           Ratio           Amount          Ratio           Amount          Ratio
                                       --------------    -----------    -------------    -----------    -------------    -----------
                                                                          (Dollars in Thousands)

Total Capital
 (to risk-weighted assets)               $ 24,211          24.69%         $ 7,843            8.00%        $ 9,804          10.00%

Tier 1 Capital
 (to risk-weighted assets)                 23,193          23.66%               -            -              5,882           6.00%

Core (Tier 1) Capital
 (to adjusted total assets)                23,193          11.47%           8,089            4.00%         10,112           5.00%

Tangible Capital
 (to adjusted total assets)                23,193          11.47%           3,034            1.50%               -         -


Sale of Branch

On April 30, 1999, the Bank entered into an agreement to sell deposits held at its Harrison, New Jersey branch office (the "Branch") to another financial institution (the "Purchaser"). The amount to be paid by the Bank to the Purchaser in consideration of the assumption by the Purchaser of the deposit liabilities shall equal the outstanding balances and accrued interest on the deposit liabilities as of the close of business on the closing date reduced by the adjustments. The adjustments should equal the deposit premium less $22,000.00. The deposit premium shall be calculated as the product of 8.00% of the deposit liabilities transferred as of the closing date.

The sale is subject to the approval of the OTS. The closing is expected to take place during the third quarter of 1999. At June 30, 1999, deposits held at the Branch amounted to $6.7 million.

Impact of the Year 2000 Issue

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Bank's computer programs that would have date sensitive software may recognize a date during "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things a temporary inability to process transactions, or engage in similar normal business activities.

                              PULASKI SAVINGS BANK
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                  ---------------------------------------------

Impact of the Year 2000 Issue (Cont'd.)

Based on a recent assessment, the Bank has determined that it will be required to modify or replace portions of its software so that its computer systems will properly utilize dates beyond December 31, 1999. The Bank presently believes that with modifications to existing software and conversion to new software, the year 2000 Issue can be mitigated. However, if such modifications and conversions are not made, or are not completed on a timely basis, the Year 2000 Issue may have a material impact on the operations of the Bank.

The Bank now includes Year 2000 verbiage requirements in its loan documentation for large borrowers. Given the composition of the Bank's loan portfolio which consists primarily of loans on residential properties but also includes some commercial and mixed use properties, the Bank does not believe that it has a material amount of loans to individuals or entities that are susceptible to Year 2000 issues such that their noncompliance with year 2000 issues will materially affect their ability to repay such loans.

The Bank has also initiated formal communications with all of its significant suppliers and vendors to determine the extent to which the Bank is vulnerable to those third parties' failure to remediate their own Year 2000 issues. The Bank is in the process of reviewing the Year 2000 compliance of its third party data processing vendor. The vendor has completed both proxy and end to end testing with the Bank and also with other third party providers of services to the Bank with minor exceptions. The Bank will perform further testing with this vendor.

At this time, the Bank is not aware of any problems that will lead to a material loss of revenue related to Year 2000 issue. The Bank is in the process of determining the costs and time associated with the Year 2000 project. The Bank does not expect that the total cost of the Year 2000 project would have a material adverse impact on the financial condition or operations of the Bank. To date, the Bank has incurred approximately $6,300 related to the assessment of, and preliminary efforts in connection with its Year 2000 project and the development of a remediation plan. It is anticipated that additional costs related to Y2K compliance will not exceed $30,000. These amounts do not include internal Y2K-related costs which are primarily payroll costs which are not separately tracked. The Bank has completed general and branch operating contingency plans in the event of unforeseen problems. The contingency plans will be tested during the third quarter of 1999. In the event that any of the Bank's major customers, significant suppliers, or other vendors do not successfully achieve Year 2000 compliance in a timely manner, the Bank's business or operations could be adversely affected. The Bank has prepared a contingency plan in the event that there are any system interruptions. As part of the contingency plan, the Bank intends to engage alternative suppliers or other vendors if its current significant suppliers or other vendors fail to meet Year 2000 operating requirements. There can be no assurances, however, that such plan or the performances by any of the Bank' suppliers and vendors will be effective to remedy all potential problems.

                              PULASKI SAVINGS BANK
                          QUANTITATIVE AND QUALITATIVE
                          DISCLOSURES ABOUT MARKET RISK


The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would result in a decrease in net interest income.

Because the Bank's interest-bearing liabilities which mature or reprice within short periods exceed its interest-earning assets with similar characteristics, material and prolonged increases in interest rates generally would adversely affect net interest income, while material and prolonged decreases in interest rates generally would have a positive effect on net interest income.

The Bank's current investment strategy is to maintain an overall securities portfolio that provides a source of liquidity and that contributes to the Bank's overall profitability and asset mix within given quality and maturity considerations. The securities portfolio is concentrated in U.S. Treasury and federal government agency securities providing high asset quality to the overall balance sheet mix. Securities classified as available for sale provide management with the flexibility to make adjustments to the portfolio given changes in the economic or interest rate environment, to fulfill unanticipated liquidity needs, or to take advantage of alternative investment opportunities.

There have been no material changes in information regarding qualitative and quantitative disclosures about market risk as of June 30, 1999 from the information presented as of December 31, 1998.

                              PULASKI SAVINGS BANK

                           PART II . OTHER INFORMATION


ITEM 1. Legal Proceedings
        -----------------

         The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business, which involve amounts which in the aggregate are believed by management to be immaterial to the financial condition or operations of the Bank.


ITEM 2. Changes in Securities and Use of Proceeds
        -----------------------------------------

         Not applicable.


ITEM 3. Defaults Upon Senior Securities
        -------------------------------

         Not applicable.


ITEM 4. Submission of Matters to a Vote of Security Holders
        ---------------------------------------------------

         This information was reported in the Bank's Form 10-Q for the quarter ended March 31, 1999.


ITEM 5. Other Information
        -----------------

         None

ITEM 6. Exhibits and Reports on Form 8-K
        ----------------------------------

         (a)   Exhibits:

                  3.1  Stock Charter of Pulaski Savings Bank *
                  3.2  Bylaws of Pulaski Savings Bank *
                 11.0  Statement regarding computation of per share earnings.

                 * Incorporated  herein by reference into this document from the
                   Exhibits to Form MHC-1, Notice of Mutual Holding Company Reorganization, and any amendments or supplements thereto filed with the OTS on December 20, 1996.

         (b) Reports on Form 8-K:

                  None
                                       17